================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

 (MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                          COMMISSION FILE NUMBER 1-9965

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           KEITHLEY INSTRUMENTS, INC.
                        RETIREMENT SAVINGS TRUST AND PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           KEITHLEY INSTRUMENTS, INC.
                                28775 AURORA ROAD
                              CLEVELAND, OHIO 44139

                 KEITHLEY INSTRUMENTS, INC.
                 --------------------------

              RETIREMENT SAVINGS TRUST AND PLAN
              ---------------------------------

                    FINANCIAL STATEMENTS
                    --------------------

                 AND SUPPLEMENTAL SCHEDULES
                 --------------------------

                          * * * * *

                 DECEMBER 31, 2001 AND 2000
                 --------------------------

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------

                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                           AND SUPPLEMENTAL SCHEDULES
                           --------------------------

                                                                        PAGE
                                                                        ----

Report of independent accountants                                         1

Financial statements:

     Statement of Net Assets Available for
       Plan Benefits as of December 31, 2001 and 2000                     2

     Statement of Changes in Net Assets Available for
       Plan Benefits for the year ended December 31, 2001                 3

     Notes to financial statements                                      4-10

Supplemental schedules:

     Schedule of assets held for investment purposes
       at December 31, 2001                                          Schedule I

     Schedule of reportable transactions for
       the year ended December 31, 2001                             Schedule II












NOTE: Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------

To the Participants and Administrator
    of the Keithley Instruments, Inc.
    Retirement Savings Trust and Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 12, 2002

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------

                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
               ---------------------------------------------------

                        AS OF DECEMBER 31, 2001 AND 2000
                        --------------------------------

                                                                     2001               2000
                                                             ------------       ------------
Investments, at fair value (cost of investments totaled
  $34,984,949 and $33,933,140 for the years ended
  December 31, 2001 and 2000, respectively)                   $31,530,596        $34,598,262

Participants' loans                                               189,775            169,043
                                                             ------------       ------------

Total investments                                              31,720,371         34,767,305
                                                             ------------       ------------

Receivables:
    Employer contribution                                         436,060            420,205
    Participant contributions                                     167,718            199,297
    Dividends                                                         499                 --
                                                             ------------       ------------
          Total receivables                                       604,277            619,502

Cash                                                               16,227              3,381
                                                             ------------       ------------

    Net assets available for plan benefits                    $32,340,875        $35,390,188
                                                             ============       ============














The accompanying notes are an integral part of these financial statements.

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------

                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                      ------------------------------------

    Additions to net assets attributed to:

       Contributions:
           Employer                                                $   888,691
           Participants                                              2,574,660
                                                                   -----------
                  Total contributions                                3,463,351
                                                                   -----------

       Investment income:
           Dividends and capital gains                                 239,213
           Interest                                                     13,965
                                                                   -----------

                  Total additions                                    3,716,529

    Deductions from net assets attributed to:

       Investment loss:
           Net depreciation on investments                          (5,081,027)
           Other losses                                               (432,942)
                                                                   -----------
                  Total investment loss                             (5,513,969)
                                                                   -----------

    Distributions to participants                                   (1,247,518)
       Asset-based fees                                                 (4,355)
                                                                   -----------

                  Total deductions                                  (6,765,842)
                                                                   -----------

                  Net decrease                                      (3,049,313)
                                                                   -----------

    Net assets available for plan benefits at beginning of year     35,390,188
                                                                   -----------

    Net assets available for plan benefits at end of year          $32,340,875
                                                                   ===========





The accompanying notes are an integral part of these financial statements.

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------

                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - PLAN DESCRIPTION:
--------------------------

The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Participation
     -------------

The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the "Company") who have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Administration
     --------------

The Plan is administered by the Company (the "Administrator"). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company is vested with the right to settle claims or debts and to defend any claims arising from the operation of the Plan. Schwab Retirement Services, Inc. ("Schwab") is the trustee and acts as the custodian of the Plan.

     Contributions
     -------------

Participants may elect to contribute up to 15 percent of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Plan. In 2001 and 2000, the Company paid a profit sharing award, which some employees decided to contribute to the Plan. It is the Company's policy to match at least $.25 of each dollar contributed, limited to six percent of a participant's compensation during the Plan year. Additionally, it is the Company's policy to match up to a maximum of $.50 of each dollar contributed, limited to six percent of a participant's compensation for the Plan year, based upon the Company's financial performance. For 2001 and 2000, the Company's match was $.50 on each dollar contributed by participants up to six percent of a participant's compensation. The Company has complete discretion to determine its matching contribution, if any, each year.

     Participant Accounts
     --------------------

Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant's contributions and earnings thereon ("Participant Account") and the other account represents the employer's contributions, made on behalf of the respective participant, and the earnings thereon ("Employer Account"). Forfeitures of terminated participants' nonvested account balances are used to reduce future employer contributions.

Net assets available for Plan benefits of $6,109 and $5,940 were not allocated to participants' accounts at December 31, 2001 and 2000, respectively, due to forfeitures during each Plan year.

     Vesting
     -------

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.

     Payment of Benefits
     -------------------

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion may direct distribution of all or a portion of a participant's account, subject to certain restrictions.

     Loans
     -----

In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 2001, bear interest rates ranging from 7.0 to 11.5 percent per annum. Loans outstanding as of December 31, 2000, bear interest rates ranging from 9.75 to 11.5 percent per annum.

     Termination Provisions
     ----------------------

The Company anticipates and believes that the Plan will continue indefinitely; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.

     Use of Estimates
     ----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------------

     Contributions and Benefit Distributions
     ---------------------------------------

Matching contributions from the Company are recognized during the period in which they are earned. Distributions are recognized during the period in which they are paid to a Plan participant.

     Investment Valuation and Income Recognition
     -------------------------------------------

All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the revalued cost at the date of sale and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Administrative Expenses
     -----------------------

Participation fees are paid by the Company. Asset-based fees are paid by the participants.

NOTE 3 - INVESTMENTS:
---------------------

During 2001, 15 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides record keeping services. Following is a description of each fund:

AIM CHARTER FUND - This fund invests primarily in dividend-paying common stocks. Non-dividend paying stocks may compose no more than 10% of equity holdings. It may invest up to 10% of assets in American depositary receipts, and another 10% in direct foreign securities. At December 31, 2001, there were 317 participants invested in this fund.

AMERICAN CENTURY GROWTH FUND - This fund normally invests substantially all assets in equity securities of large, established companies. However, it may hold up to 10% of assets in cash. The fund may only purchase securities of companies with at least three years of operations, and may invest in foreign securities without limit, including depositary receipts. At December 31, 2001, there were 324 participants invested in this fund.

AMERICAN CENTURY SELECT FUND - This fund normally invests at least 80% of assets in dividend-paying common stocks; however, these securities are chosen primarily for their growth potential. The fund intends to remain fully invested in stocks, regardless of the movement of stock prices generally. This fund may also invest without limit in foreign securities, including depositary receipts. At December 31, 2001, there were 299 participants invested in this fund.

BEAR STEARNS S&P STARS PORTFOLIO FUND - This fund normally invests at least 85% of assets in common stocks that have five-star rankings on STARS, S&P's proprietary stock-ranking system. These are companies that S&P securities analysts expect to perform exceptionally well during the next 12 months. The fund may engage in short-selling, lending of portfolio securities, and options transactions. It is nondiversified. At December 31, 2001, there were 13 participants invested in this fund.

FIDELITY MAGELLAN FUND - This fund invests primarily in common stocks and convertible securities. The fund features domestic corporations operating primarily in the United States, domestic corporations that have significant activities and interests outside the U.S., and foreign companies. No limitations are placed on total foreign investment, but no more than 40% of the fund's assets may be invested in companies operating exclusively in one foreign country. At December 31, 2001, there were 356 participants invested in this fund.

INVESCO TOTAL RETURN FUND - This fund invests in a combination of equities and investment-grade fixed-income securities. The fund maintains at least 30% of its assets in equities, and at least 30% in fixed and variable-rate debt securities. The dollar-weighted average maturity of the fund's fixed-income component normally varies between three and 15 years. The fund may invest up to 25% of assets in foreign securities. At December 31, 2001, there were 210 participants invested in this fund.

PIMCO TOTAL RETURN FUND - This fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio duration generally ranges from three to six years. At December 31, 2001, there were 31 participants invested in this fund.

SCHWAB STABLE VALUE FUND - This fund invests directly or indirectly in a diversified portfolio consisting primarily of guaranteed insurance contracts, arrangements commonly known as alternative investment contracts, and other investments, which seek to maintain principal value, protect against market volatility, obtain consistent income return and provide reasonable liquidity. Such transactions qualify as party in interest. At December 31, 2001, there were 420 participants invested in this fund.

SCHWAB TOTAL STOCK MARKET INDEX FUND - This fund normally invests at least 80% of assets in securities included in the Wilshire 5000 Equity index. The fund generally expects that its portfolio will include the largest 2,500 to 3,000 U.S. stock, and that is its industry weightings, dividend yield and P/E ratio will be similar to those of the index. Such transactions qualify as party in interest. At December 31, 2001, there were 9 participants invested in this fund.

SCUDDER GLOBAL FUND - This fund normally invests at least 65% of total assets in U.S. and foreign equity securities. It generally focuses on established companies in countries with developed economies. Management looks for companies that are industry leaders, have strong finances and management, and appear to make the most of local, regional and global opportunities. The fund primarily invests in companies that offer the potential for sustainable above-average earnings growth and whose market value appears reasonable in light of their business prospects. At December 31, 2001, there were 157 participants invested in this fund.

T. ROWE PRICE NEW HORIZONS FUND - This fund invests primarily in common stocks of small, rapidly growing companies. Management concentrates on companies that may offer accelerating earnings growth because of new management, new products, or structural changes in the economy. The fund may invest up to 10% of assets in foreign securities, including American depositary receipts. At December 31, 2001, there were 218 participants invested in this fund.

T. ROWE PRICE SCIENCE & TECHNOLOGY FUND - This fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances. Industries include computers and peripherals, software, electronics, pharmaceutical and medical devices, telecommunications, biotechnology, waste management, chemicals, synthetic materials, defense and aerospace. These holdings may include both new and established companies. At December 31, 2001, there were 368 participants invested in this fund.

UAM FMA SMALL COMPANY PORTFOLIO FUND - This fund invests at least 65% of assets in common stocks issued by U.S. companies with market capitalizations of $50 million to $1 billion. When selecting securities, the advisor looks for companies with low P/E ratios, strong cash flows, good credit lines, and improving balance sheets. The fund may invest up to 10% of assets in foreign securities. At December 31, 2001, there were 160 participants invested in this fund.

VAN KAMPEN COMSTOCK FUND - This fund invests primarily in common stocks. It may invest up to 10% of assets in high-quality short-term debt or investment-grade corporate or government bonds. The fund may invest up to 15% of its assets in foreign securities. At December 31, 2001, there were 19 participants invested in this fund.

VANGUARD INDEX EXTENDED MARKET FUND - This fund employs a passive management strategy to track the performance of the Wilshire 4500 Index. This index consists of more than 5,000 small to medium-sized U.S. common stocks traded on the New York Stock Exchange, American Stock Exchange or Nasdaq. These stocks are not included in the S&P 500 Index. The fund invests all or substantially all of its assets in a representative sample of the stocks that make up the index. At December 31, 2001, there were 158 participants invested in this fund.

PERSONAL CHOICE RETIREMENT ACCOUNT - This fund provides for self-directed investing whereby each participant may choose to invest in any stock listed on a major U.S. exchange, over 1,800 mutual funds, bonds and other fixed-income investments, and money market funds. At December 31, 2001, there were 29 participants invested in this fund.

The following table presents the fair value of the individual investments that represent 5 percent or more of the Plan's net assets:

                                                        December 31,
                                                2001                 2000
                                          ---------------      ---------------

Aim Charter Fund                               $3,421,637           $4,648,938
American Century Select Fund                    3,708,005            4,610,847
American Century Growth Fund                    3,180,535            4,081,853
Fidelity Magellan Fund                          4,335,833            4,802,270
INVESCO Total Return Fund                       1,632,794            1,601,183
Schwab Stable Value Fund                        6,964,154            5,612,482
T. Rowe Price Science & Technology Fund         2,264,705            3,699,837

The aggregate proceeds from transactions in the Plan's mutual fund investments were $8,832,506 for the year ended December 31, 2001. The related cost of these transactions was $9,564,675, resulting in a realized loss totaling $732,169 for the year ended December 31, 2001. Realized gains and losses on investments are included in the caption Net depreciation on investments in the Statement of Changes in Net Assets Available for Plan Benefits.

Cost is determined using the revalued cost method. Unrealized depreciation on Plan assets was $4,348,858 for the year ended December 31, 2001.

NOTE 4 - FEDERAL INCOME TAX STATUS:
-----------------------------------

On February 13, 1996, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - SUBSEQUENT EVENT:
--------------------------

The Company is in the process of amending the Plan to incorporate certain of the benefits provided under the Economic Growth and Tax Relief Reconciliation Act of 2001 (the "Act"). The Act provides for increased employee contribution limits, and catch-up provisions for employees who are 50 years of age or older. The amended Plan is expected to be effective during 2002.

                                                                      Schedule I
                                                                     Page 1 of 4

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------
                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001
      --------------------------------------------------------------------


(a)      (b) Identity of Issue                           (c) Number of Shares/Units       (e) Current Value
---      --- -----------------                           --- ----------------------       --- -------------
         Cash                                                                              $         16,227

         Mutual Funds:
              Aim Charter Fund                                             298,572                3,421,637
              American Century Growth Fund                                 162,937                3,180,535
              American Century Select Fund                                 100,216                3,708,005
              Bear Stearns S&P Stars Portfolio Fund                          1,429                   39,050
              Fidelity Magellan Fund                                        41,603                4,335,833
              INVESCO Total Return Fund                                     65,286                1,632,794
              PIMCO Total Return Fund                                       12,136                  126,940
*             Schwab Stable Value Fund                                     513,846                6,964,154
*             Schwab Total Stock Market Index Fund                           2,480                   44,739
              Scudder Global Fund                                           36,270                  787,423
              T. Rowe Price New Horizons Fund                               65,358                1,479,048
              T. Rowe Price Science & Technology Fund                      108,256                2,264,705
              UAM FMA Small Company Portfolio Fund                          62,705                1,160,671
              Van Kampen Comstock Fund                                       7,960                  124,809
              Vanguard Index Extended Market Fund                           40,698                  939,709
                                                                                                 ----------

         Total Mutual Funds                                                                      30,210,052
                                                                                                 ----------

         Personal Choice Retirement Account:
              Cash and Equivalents                                                                  375,851
              Common Stocks:
                  ADC Telecommunications, Inc.                              13.250                   60,950
                  Advanced Fibre Communications, Inc.                          198                    3,499
                  Agere Systems, Inc.                                          195                    1,110
                  Agilent Technologies, Inc.                                   153                    4,362
                  Albertsons, Inc.                                             849                   26,745
                  American Home Mortgage Holdings                              130                    1,573
                  Amkor Technology, Inc.                                        43                      689
                  Applied Micro Circuits Corp.                                 600                    6,792
                  Ariba, Inc.                                                  500                    3,080
                  Asyst Technology Corp.                                     1,000                   12,760
                  Atmel Corp.                                                  250                    1,842
                  Avaya, Inc.                                                   22                      267
                  Bank One Corp                                                810                   31,630
                  Banta Corp.                                                  536                   15,821
                  Bea Systems, Inc.                                            500                    7,700
                  Bookham, Technology ADR                                      110                      270


                                                                      Schedule I
                                                                     Page 2 of 4


                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------
                        RETIREMENT SAVINGS TRUST AND PLAN
                       ----------------------------------
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001
      --------------------------------------------------------------------


(a)      (b) Identity of Issue                                (c) Number of Shares/Units   (e) Current Value
---      --- -----------------                                --- ----------------------   --- -------------
                  Brush Wellman, Inc.                                              1,000              14,240
                  Cadence Design Systems, Inc.                                       500              10,960
                  Checkpoint Systems, Inc.                                           150               2,010
                  CHS Electronics, Inc.                                            1,000                   2
                  Ciena Corp.                                                        500               7,155
                  Cisco System, Inc.                                                 815              14,760
                  Compaq Computer Corp.                                              250               2,440
                  Com21, Inc.                                                      3,000               4,110
                  Corning, Inc.                                                    1,400              12,488
                  Cree, Inc.                                                          38               1,119
                  CVS Corp.                                                          812              24,031
                  Cypress Semiconductor Corp.                                        200               3,986
                  DMC Stratex Networks, Inc.                                       3,600              28,008
                  Duke Energy Corp.                                                  100               3,926
                  General Electric Company                                            29               1,167
                  Globix Corp                                                        200                  29
                  Home Depot, Inc.                                                   151               7,727
                  IFR Systems, Inc.                                                3,000               3,750
                  Integrated Silicon Solution, Inc.                                  250               3,060
                  Intel Corp.                                                        165               5,204
                  Interneuron Pharmaceuticals, Inc.                                1,300              14,417
                  J P M Company                                                    4,000                 300
                  JDS Uniphase Corp.                                                  60                 521
*                 Keithley Instruments, Inc.                                       5,399              91,237
                  Keycorp, Inc.                                                       50               1,217
                  Komag, Inc.                                                        100                   4
                  Kulicke & Soffa Industries, Inc.                                   250               4,288
                  LSI Logic Corp.                                                    900              14,202
                  LTV Corp.                                                        5,000                  70
                  Lucent Technologies, Inc.                                        4,874              30,658
                  Mattson Technology, Inc.                                           400               3,524
                  Micromuse, Inc.                                                     32                 480
                  Motorola, Inc.                                                   1,100              16,522
                  National Semiconductor Corp.                                       100               3,079
                  NCS Healthcare, Inc. Class A                                    11,900               2,261
                  Newport Corp.                                                       70               1,350
                  Nortel Networks Corp.                                              100                 750
                  Novellus Systems, Inc.                                             500              19,725
                  Office Depot, Inc.                                                 160               2,966


                                                                      Schedule I
                                                                     Page 3 of 4

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------
                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001
      --------------------------------------------------------------------


(a)      (b) Identity of Issue                          (c) Number of Shares/Units        (e) Current Value
---      --- -----------------                          --- ----------------------        --- -------------
                  OpenTV Corp. Class A                                          72                     595
                  Pfizer, Inc.                                                 101                   4,045
                  PMC-Sierra, Inc.                                             200                   4,252
                  Pinnacle Data Systems, Inc.                                1,000                   1,400
                  RF Micro Devices, Inc.                                       200                   3,846
                  Solectron Corp.                                              100                   1,128
                  State Street Corp.                                           800                  41,800
                  Sun Microsystems, Inc.                                       995                  12,238
                  Sycamore Networks, Inc.                                      110                     590
                  Texas Instruments, Inc.                                    1,334                  37,352
                  Transwitch Corp.                                           2,760                  12,420
                  Tripath Technology, Inc.                                     100                     171
                  Triquint Semiconductor                                       500                   6,130
                  United Parcel Service Class B                                102                   5,570
                  U.S. Physical Therapy, Inc.                                  150                   2,424
                  Varco International, Inc.                                     42                     629
                  Veeco Instruments, Inc.                                    1,000                  36,050
                  Vishay Intertechnology, Inc.                                 100                   1,950
                  Vitesse Semiconductor Corp.                                  500                   6,215
                  Wells Fargo and Company                                      266                  11,558
                  Xerox Corp.                                                2,000                  20,840
                  Xicor, Inc.                                                  500                   5,550
                                                                                                 ---------

                  Total Common Stocks                                                              753,586
                                                                                                 ---------
              Mutual Funds:
                  Citizens Global Equity Fund                                  168                   2,726
                  Dreyfus Midcap Value Fund                                    129                   3,386
                  Firsthand Communication                                      460                   1,530
                  Firsthand Technology Value Fund                               62                   2,560
                  Invesco Technology II                                        204                   6,628
                  Janus Mercury Fund                                           131                   2,725
                  Midas Fund                                                27,919                  26,523
                  Oakmark Select Fund                                        1,632                  44,468
                  Pin Oak Aggressive Stock Fund                                105                   2,497
                  Profunds Ultraotc Fund                                       367                  12,965
                  Profunds Ultrasmall Cap Investor                             101                   1,751
                  Red Oak Technology                                           207                   1,987

                                                                      Schedule I
                                                                     Page 4 of 4

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------
                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------
      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001
      --------------------------------------------------------------------


(a)      (b) Identity of Issue                                        (c) Number of Shares/Units          (e) Current Value
---      --- -----------------                                        --- ----------------------          --- -------------
                  RS Diversified Growth Fund                                                 150                   3,491
 *                Schwab International Index Fund                                            761                   9,550
                  Transamerica Premier Balanced Fund                                         164                   3,072
                  Vanguard Capital Opportunity Fund                                        1,184                  27,969
                  Vanguard Growth Index Fund                                                 154                   4,066
                  Vanguard Health Care Fund                                                   85                   9,897
                  Vanguard Index Trust Small-Cap Fund                                        195                   3,861
                                                                                                             -----------

                  Total Mutual Funds                                                                             171,652
                                                                                                             -----------

              Nasdaq 100 Shares Investment Trust                                             500                  19,455

          Total Personal Choice Retirement Account                                                             1,320,544
                                                                                                             -----------

          Participant Loans, interest rates from 7.0 to 11.5% per
          annum                                                                                                  189,775
                                                                                                             -----------

         Total Assets Held for Investment Purposes                                                           $31,736,598
                                                                                                             ===========

(*) Denotes an allowable party in interest.

                                                                     Schedule II

                           KEITHLEY INSTRUMENTS, INC.
                           --------------------------
                        RETIREMENT SAVINGS TRUST AND PLAN
                        ---------------------------------
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       -----------------------------------

(a) Identity of party involved and               Total number       (c) Purchase      (d) Selling       (g) Cost of      (i) Net
      (b) Description of Assets                of Transactions          Price             Price          Asset Sold     Gain/(Loss)
-----------------------------------            ---------------       ----------          --------        ----------     -----------
Purchases:
     *Schwab Stable Value Fund                        94             $2,268,241              --              --              --



Reportable transactions represent individual or series of transactions in excess of 5% of Plan assets as of the beginning of the Plan year.

(*) Denotes an allowable party in interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  KEITHLEY INSTRUMENTS, INC.
                                  RETIREMENT SAVINGS TRUST AND PLAN
                                         (Name of Plan)


Date: June 27, 2002               /s/ Mark J. Plush
                                  ---------------------------------
                                  Mark J. Plush
                                  Vice President and Chief Financial Officer
                                    Keithley Instruments, Inc.